MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
and Audited Consolidated Financial Statements

                                                             YEAR ENDED DECEMBER 31, 2009

T A B L E   O F   C O N T E N T S

Page

1.

2009 – Year in Review

1

2.

Production

4

3.

Operations

5

4.

Development

6

5.

Exploration

7

6.

Legal

8

7.

Review of Financial Results

8

8.

Summary of Quarterly Results

11

9.

Outlook

12

10.

Financial Instruments and Related Risks

12

11.

Off-Balance Sheet Arrangements

18

12.

Critical Accounting Policies and Estimates

18

13.

Recently Issued Canadian Accounting Pronouncements

21

14.

Other Risks and Uncertainties

26

15.

Non-GAAP Measures

27

16.

Other MD&A Requirements

28

17.

Disclosure of Outstanding Share Data

28

18.

Controls and Procedures

29

19.

Cautionary Statement on Forward-Looking Information

30

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for 2009 with those of 2008. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars. This MD&A is prepared as of March 17, 2010.

We are engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey; the Tanjianshan (“TJS”) (90% interest), Jinfeng (82% interest) and White Mountain (95% interest) gold mines in China, and we are developing gold projects in China (Eastern Dragon), Turkey (Efemçukuru) and Greece (Perama Hill). We also hold an iron ore project in Brazil (Vila Nova). Our main subsidiaries are Tüprag Metal Madencilik Sanayi ve Ticaret Anonim Sirketi (“Tüprag”) in Turkey, Qinghai Dachaidan Mining Ltd. (“QDML”); Sino Guizhou Jinfeng Mining Limited (“SGJML”) and Sino Gold Jilin BMZ Mining Limited (“BMZ”) in China; Thracean Gold Mining SA (“TGM”) in Greece; and Unamgen Mineracao e Metalurgia S/A (“Unamgen”) in Brazil, and Sino Gold Mining Limited (“Sino Gold”). Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (“TSX”) under the symbol ELD and on the New York Stock Exchange (“NYSE”) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index. Eldorado CDIs trade on the Australian Securities Exchange (ASX: EAU).

1.

2009 – Year in Review

During the year ended December 31, 2009, we:

•

reported earnings of $0.26 per share (2008 – $0.26 per share, excluding the gain on the sale of our Sao Bento gold mine in Brazil (“Sao Bento”) of $0.20 per share),

•

produced 363,509 ounces of gold at a cash operating cost of $309 per ounce (cash operating cost per ounce is a non-GAAP measure – see Section 15) (2008 – 308,802 ounces at $257 per ounce),

•

sold 360,226 ounces of gold at a realized average price of $995 per ounce (2008 – 316,918 ounces, $876 per ounce),

•

acquired Sino Gold Mining Limited on December 15, 2009,

•

increased proven and probable reserves by approximately 95%, with 32% coming from increases at Kişladağ, Efemçukuru and Perama Hill and the remainder from Sino Gold,

•

submitted the Preliminary Environmental Impact Assessment to the Greek Ministry of Environment for Perama Hill,

•

completed commissioning of the sulphide ore processing facility (“the roaster”) at TJS,

•

generated $147.0 million in cash from operating activities before changes in non-cash working capital (a non-GAAP measure – see Section 15) (2008 - $125.9 million).

Net income for the year

In 2009, Eldorado’s consolidated net income was $102.4 million or $0.26 per share (2008 – $163.7 million or $0.46 per share). Net income reported in 2008 included a gain on the sale of Sao Bento of $72.5 million or $0.20 per share. Net income reported in 2009 included a net loss of $2.2 million reported by Sino Gold for the month of December

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

2009 following its acquisition by the Company, including an acquisition adjustment of $7.0 million to cost of goods sold arising from the requirement to record inventories acquired at fair value rather than historical cost. Strong performances at our Kişladağ and TJS mines were the main contributors to our 2009 operating results.

Sales from Kişladağ totalled 237,363 ounces of gold (2008 – 185,425 ounces) at an average price of $982 per ounce (2008 – $871), while cash operating costs averaged $280 per ounce (2008 – $254). Sales from TJS totalled 102,710 ounces of gold (2008 – 131,493 ounces) at an average price of $998 per ounce (2008 – $884), while cash operating costs averaged $349 per ounce (2008 – $261).

Net income for the fourth quarter

Our consolidated net income for Q4 2009 was $33.3 million or $0.08 per share (Q4 2008 – net income of $100.7 million or $0.27 per share). Excluding the $72.5 million gain on the sale of Sao Bento, our consolidated net income in Q4 2008 was $28.2 million or $0.08 per share. Gold revenues for Q4 2009 increased 126% compared to Q4 2008 due to higher selling prices and increased ounces sold. Selling prices during Q4 2009 increased 38% and units sold of 131,068 ounces increased by 51,103 ounces, or 64%, compared to Q4 2008 units sold of 79,965 ounces. Operating costs for Q4 2009 were $57.4 million, an increase of 121% over Q4 2008 due to higher sales volumes, and the impact of higher Sino Gold production costs. Fair value adjustments to Sino Gold inventories in the amount of $7.0 million were passed through to cost of sales in December.

Corporate developments

Sino Gold acquisition

On December 15, 2009, Eldorado acquired all of the outstanding Sino Gold securities not previously held by Eldorado, pursuant to a Scheme Implementation Deed dated August 26, 2009, as amended October 27, 2009 (the “Scheme Deed”), with Sino Gold, by way of schemes of arrangement (the “Schemes”) under the laws of Australia (the “Transaction”).

Pursuant to the Schemes, Eldorado acquired all of the outstanding ordinary shares of Sino Gold (“the Sino Gold Shares”) not previously held by Eldorado that, together with the Sino Gold Shares already held by Eldorado, constitute 100% of the issued and outstanding Sino Gold Securities following the implementation of the Transaction. All outstanding options to purchase Sino Gold Shares were cancelled pursuant to the Schemes in connection with the implementation of the Transaction.

Eldorado issued an aggregate of 131,772,777 common shares in the capital of Eldorado, either directly or indirectly as CHESS Depository Interests, through CHESS Depository Nominees Pty Limited, to former shareholders and option holders of Sino Gold pursuant to the Scheme Deed in connection with the implementation of the Schemes. Consideration for the Sino Gold Shares acquired was common shares of Eldorado (“Eldorado Shares”), with the number issued based on a share exchange ratio of 0.55 Eldorado Share for each Sino Gold Share. Consideration for cancellation of Sino Gold Options was Eldorado Shares, with the number issued calculated with reference to the share exchange ratio, the exercise price and time value for such Sino Gold Options whether the Sino Gold Options add  were “in the money” or not.

Eldorado previously acquired 57,968,029 Sino Gold Shares on July 27, 2009, pursuant to a Share Purchase and Sale Agreement (the “Share Purchase Agreement”) dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited (“GFA”) in consideration for 27,824,654 Eldorado Shares and a purchase price adjustment right. In connection with the implementation of the Schemes, Eldorado has issued a further 4,057,762

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Eldorado Shares to GFA pursuant to the purchase price adjustment provisions of the Share Purchase Agreement. A total of 135,830,539 Eldorado Shares (including those issued to GFA) were issued in connection with the implementation of the Schemes.

The business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Sino Gold as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. For accounting purposes, our consolidated financial statements include 100% of Sino Gold’s operating results for the period from December 4, 2009 to December 31, 2009.

The purchase price allocation is provisional and will be finalized in 2010. The acquisition affected our balance sheet as explained in Note 4 of the consolidated financial statements, which is hereby incorporated by reference. We assumed debt totalling $192.8 million as described in Note 13 of the consolidated financial statements. We recorded a future income tax liability of $335.9 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the mineral property, plant and equipment assets we acquired.

We recorded goodwill of $322.7 million, representing the excess cost of the purchase price over the fair value of the acquired assets and liabilities.

White Mountain Production Re-commencement

On January 12, 2010 the Company announced that White Mountain had received all of the necessary approvals and production had re-commenced. The mine had been temporarily shut down on August 11, 2009 due to blockage of road access to the mine site by a small group of villagers residing approximately 3.5 kilometres from the mine site for alleged pollution of the water in a nearby creek. Extensive testing of the water in the creek at the White Mountain mine by independent experts and relevant office of Environmental Protection Bureau confirmed that claims of the small group of villagers were without foundation. During the approximately 5 month shutdown period, the mine continued to work on underground access and development and as a result the mine was brought to full production quickly. The mine is now able to discharge treated water under an approved change to the Environmental Impact Assessment.

Beyinhar Sale

On February 6, 2010 the Company entered into a Share Purchase Agreement for the sale of its interest in its Beyinhar Joint-venture in Inner Mongolian Autonomous Region, China, through the sale of its wholly owned subsidiary Golden China Nei Men Gold Exploration Corporation. The consideration of $20.0 million was to be paid by the buyer in two instalments. The first instalment of $2.0 million was received on February 26, 2010 and the second instalment of $18.0 million is due on or before April 30, 2010. Beyinhar was included in the acquisition of Sino Gold but is considered to be a non-core asset by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

2.

Production

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5

The Kişladağ mine temporarily ceased operations on August 18, 2007 and reopened on March 6, 2008.

8

Jinfeng and White Mountain production for the period December 4 to December 31, 2009 only.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

3.

Operations

Kişladağ

Kisladag
	2009	Q4 2009	2008
Ore mined (tonnes)	10,550,764	3,334,470	8,048,160
Total material mined (tonnes)	24,034,645	7,151,212	12,282,413
Strip ratio	1.28:1	1.14:1	0.53:1
Ore to pad (tonnes)	10,716,556	3,679,685	7,555,881
Gold grade (g/t)	1.11	0.86	1.27
Gold production (ounces)	237,210	70,131	190,334

At Kişladağ in 2009, we placed 10,716,556 tonnes of ore at a grade of 1.11 grams per tonne of gold (“g/t Au”) on the pad (2008 – 7,555,881 tonnes at a grade of 1.27 g/t Au) and produced 237,210 ounces of gold at a cash cost of $280 per ounce (2008 – 190,334 ounces at $254 per ounce). In 2010, we are forecasting gold production of 230,000 to 240,000 ounces at cash costs of $310 to $330 per ounce.

In 2009, we completed the expansion of the Phase II leach pad (cells 11 through 15) and we installed larger carbon columns in the ADR plant. We also completed the engineering for the expanded crushing circuit, along with improvements to the site’s water management system.

Drilling at Kişladağ consisted of 13 holes for 9,509 meters. The results extended both the higher grade gold zone and the extent of known gold mineralization relative to the limits outlined in 2008. Proven and probable reserves increased by 23% to a total of 6.8 million ounces.

We spent $16.1 million on capital projects at Kişladağ in 2009 (2008 – $27.3 million).

Tanjianshan

Tanjianshan
	2009	Q4 2009	2008
Ore mined (tonnes)	1,566,379	533,708	1,435,227
Total material mined (tonnes)	11,847,818	3,830,234	13,039,958
Strip ratio	6.56:1	6.17:1	8.09:1
Ore processed (tonnes)	974,498	256,828	858,829
Gold grade (g/t)	5.31	5.81	5.31
Gold production (ounces)	105,610	37,773	118,468

During 2009, we milled 974,498 tonnes at a grade of 5.31 g/t Au (2008 – 858,829 tonnes at a grade of 5.31 g/t Au) and produced 105,610 ounces of gold at a cash cost of $349 per ounce (2008 – 118,468 ounces at $261 per ounce). In 2010, we are forecasting gold production of 95,000 to 105,000 ounces at cash costs of $420 to $435 per ounce.

The roaster circuit and acid production plant were successfully commissioned during 2009, and we increased mill throughput from 800,000 tonnes to 975,000 tonnes per annum. Recoveries in the flotation circuit increased from approximately 65% to over 80% and we will conduct ongoing work in 2010 to further improve the plant and roaster areas. We spent $15.0 million on capital projects at Tanjianshan in 2009 (2008 – 38.9 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

4.

Development

Efemçukuru (Turkey)

Construction at Efemçukuru continued during 2009. The basic engineering package for the process and infrastructure facilities was completed and we began the detailed design for the civil, mechanical and electrical work. We procured long lead time items and we set up the construction management team. Civil construction of major installations at Efemçukuru continued during the year, including the access road, plant site retaining wall, concentrator building, ore bin foundations and initial steel erection. We are currently assembling the operating team to ensure a smooth transition from project construction to production.

Drilling in the North Ore Shoot (“NOS”) at Efemçukuru totalled 38 diamond drill holes for 9,090 meters. Based on the results of the drilling, we recalculated the resources and reserves and the NOS was included in the life of mine plan. Proven and probable reserves increased by 23% to a total of 1.51 million ounces. In addition, six holes for 2,253 meters were drilled in the parallel Kokarpinar vein, with ore grade intercepts encountered in two of the holes.

We spent $40.1 million on capital projects at Efemçukuru in 2009 (2008 – $14.3 million).

Vila Nova (Brazil)

After completing mine construction and commissioning in Q2 2009, the Vila Nova iron ore project was placed on care and maintenance. As a result of the strengthening in iron ore demand and the subsequent increase in prices, we are considering trial production in 2010 to test the plant performance and logistics systems. We expect to produce approximately 180,000 tonnes of iron ore that will be sold on the spot market.

We spent $7.3 million on capital projects at Vila Nova in 2009 (2008 – $31.0 million).

Perama Hill (Greece)

In the fourth quarter of 2009, we submitted the Preliminary Environmental Impact Assessment (“PEIA”) to the Greek Ministry of Environment for review and approval. This will be followed by the submission of the full Environmental Impact Assessment (EIA) in the second half of 2010. During 2009, we focused on public relations at all levels of government and with local stakeholders. Management is encouraged by the response to this initiative.

We spent $2.0 million on capital projects at the Perama Hill project in 2009 (2008 – $1.0 million).

Tocantinzhinho (Brazil)

During 2009, in addition to our exploration program, Eldorado focused on engineering studies covering the process plant, mine design, tailings management facilities, and other significant infrastructure, including power and access options. We also completed significant work on environmental studies to support future permitting requirements.

Drilling consisted of 54 diamond drill holes for 15,848 meters to provide infill and stepout coverage of the main deposit, and 12 reverse circulation holes for 595 meters testing targets on the surrounding property.

We spent $8.2 million on capital projects at the Tocantinzhinho project in 2009 (2008 – $1.9 million).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

5.

Exploration

Turkey

Sayacik

At the Sayacik project adjacent to the Kişladağ mine, we drilled 11 diamond drill holes for a total of 7,186 meters and 14 reverse circulation holes for 2,078 meters. While the drilling encountered widespread alteration and weak mineralization, the porphyry system at Sayacik appears to be deeply buried and we will only conduct limited work on the property in 2010.

MH

The MH property is a potential iron oxide copper gold deposit in central Turkey. In 2009, we conducted geological mapping, soil and rock chip sampling, and gravity, magnetic and induced polarization geophysical surveys. Four copper-gold anomalies have been defined as a result of this work. In 2010, we intend to conduct detailed mapping of these targets followed by diamond drilling.

AS

At the AS project in west central Turkey, we completed six diamond drill holes for 2,004 meters. The results were not generally encouraging and little further work is planned on this property.

Reconnaissance

We completed geological mapping and sampling programs on the Arpali, Usak-Elence, Konya-Sizma, Dolek and Galata projects, and we identified targets for follow-up drilling in 2010 on the Konya-Sizma project.

United States (Nevada)

AuEx JV

At both the Green Monster and Buffalo Canyon projects, our activities in 2009 focused on completing geological mapping, soil and rock chip sampling, and permitting work in preparation for drilling programs in 2010. At the Hays Canyon project, we completed two reverse circulation drill holes for 600 meters to test an epithermal gold target. No significant mineralized zones were intersected and no further work is planned at Hays Canyon.

Bronco Creek JV

Geological mapping and soil and rock chip sampling were completed in 2009 on the Richmond Mountain and Cathedral Well properties to define targets for 2010 drilling programs. Drill site permitting is underway at Cathedral Well.

China

TJS

During 2009, the 323 zone was discovered to the south of the previously mined Qinlongtan (“QLT”) deposit. The 323 zone shares many lithologic characteristics with the QLT deposit, but is more structurally complex. During 2009, 28 diamond drill holes were completed for a total of 6,306 meters. Mineralization has currently been defined along a strike length of approximately 300 meters. Drilling will continue on this zone in 2010. This zone was discovered as part of a wide-spaced rotary air blast drilling program designed to look for buried mineralization between the two main ore zones at TJS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Also on the Tanjianshan licenses, we drilled six diamond drill holes for a total of 1,224 meters on the down dip extension of the QLT structure below the bottom of the previously mined pit. We encountered economic widths and grades in several holes, and further drilling will take place in 2010.

6.

Legal

The legal status of our worldwide projects and operations remains the same as stated in our Annual Information Form available on SEDAR at www.sedar.com except as discussed below:

Kişladağ

On February 28, 2008, the Ministry of Environment and Forestry and Tüprag (as co-defendant) filed an appeal requesting that the Sixth Department of the High Administrative Court reconsider its February 6, 2008 decision on the essence of the Kişladağ EIA case and rule on the merits of the case. This appeal was denied. The matter has now been referred to the Lower Administrative Court, which named an expert panel to review the EIA Report and prepare a report for such Court.

The experts report has been completed and the experts’ opinions were unanimously in favour of the project.  The court is now expected to render a decision in the case. Eldorado continues to believe that ultimately this litigation will be successfully defended. If Eldorado is unsuccessful in defending this litigation, its ability to conduct mining operations at Kişladağ may be adversely affected, which may adversely affect production and revenue from Kişladağ.

7.

Review of Financial Results

Net income

Our consolidated net income for 2009 was $102.4 million or $0.26 per share (2008 – $163.7 million or $0.46 per share). Net income reported in 2008 included a gain on the sale of Sao Bento of $72.5 million or $0.20 per share. Net income reported in 2009 included a net loss of $2.2 million reported by Sino Gold for the month of December 2009 following its acquisition by the Company. The main contributors to our 2009 operating results were strong performances from Kişladağ and TJS.

Sales from Kişladağ totalled 237,363 ounces of gold (2008 – 185,425 ounces) at an average price of $982 per ounce (2008 – $871), while cash operating costs averaged $280 per ounce (2008 – $254). Sales from TJS totalled 102,710 ounces of gold (2008 – 131,493 ounces) at an average price of $998 per ounce (2008 – $884), while cash operating costs averaged $349 per ounce (2008 – $261). Sales from Jinfeng totalled 14,554 ounces of gold at an average price of $1,132 per ounce while cash operating costs averaged $472 per ounce. Sales from White Mountain totalled 5,599 ounces of gold at an average price of $1,137 per ounce while cash operating costs averaged $364 per ounce. Cash operating costs exclude inventory purchase accounting adjustments recorded on the acquisition of Sino Gold.

Gold revenues

Our gold revenues consist of gold bullion sales at spot. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai gold exchanges.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Gold revenues in 2009 increased 29% over 2008 due to increases in both selling prices and sales volumes. Selling prices in 2009 increased 14% over 2008, and ounces sold in 2009 increased 14% over 2008, reflecting increased production from Kişladağ and TJS as well as sales from Jinfeng and White Mountain in December 2009.

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during 2009 was $1.3 million (2008 – $2.9 million). The decrease in interest income from 2008 was the result of lower interest rates. Other income was $1.0 million in 2009 (2008 – $7.6 million). Other income in 2008 was related to the sale of excess electricity at Sao Bento as well as Brazilian tax credits resulting from the spin-off of Vila Nova from Sao Bento prior to the sale of Sao Bento to AngloGold Ashanti (“AngloGold”).

Operating costs

Operating costs of $132.5 million in 2009 increased by $40.5 million, or 44%, over 2008 operating costs ($92.0 million) due to the addition of $19.3 million in operating costs related to Jinfeng and White Mountain as well as a 28% increase in sales volumes at Kişladağ and higher costs of production at TJS and Kişladağ. Operating costs for Jinfeng and White Mountain included a fair value inventory adjustment of $7.0 million. At Kişladağ, production costs increased 10% on a per unit basis due to higher reagent costs related to the transition from oxide to sulphide ore, and higher waste stripping costs related to higher strip ratios (2009 strip ratio – 1.28:1, 2008 strip ratio – 0.53:1). Production costs at TJS increased 33% on a per unit basis due to the addition of roaster operating costs as well as lower recoveries from Jinlonggou pit sulphide ore.

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $38.7 million (2008 – $26.0 million) included $5.1 million from the Jinfeng and White Mountain operations, of which $2.8 million related to the impact of fair value adjustments on the purchase price allocation. DD&A was higher at Kişladağ and TJS compared to 2008 due to higher volumes of ore processed at both mines as well as an increase in depreciable assets at TJS related to the roaster.

General and administrative

General and administrative costs reflect the costs of our head office in Vancouver, Canada, as well as our liaison offices in Sydney, Australia; Ankara, Turkey; and Beijing, China. General and administrative expense of $32.5 million decreased $5.8 million compared to 2008, primarily due to lower stock-based compensation costs. Lower costs in Brazil resulting from the sale of Sao Bento were offset by higher costs in Australia and Turkey. Costs in Australia reflect one month of Sino Gold corporate office costs, while in Turkey, costs have increased due to increased government and public relations activities associated with ongoing production, development and exploration programs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Exploration expense

Exploration activities are discussed in the section “Exploration” of this MD&A. Exploration expenses of $12.0 million decreased 3% from 2008 expenses of $12.3 million.

Mine standby costs

Mine standby costs of $2.6 million reflect the costs of maintaining the Vila Nova project on care and maintenance pending the beginning of production. Mine standby costs in 2008 reflect the costs of maintaining Kişladağ on care and maintenance while it was shut down in Q1 2008 ($2.4 million).

Asset retirement obligation costs

Asset retirement obligation costs in 2009 of $0.3 million decreased $2.8 million from 2008 costs of $3.1 million. In 2008 we recorded a $2.5 million revision to estimated future reclamation costs at Sao Bento prior to its sale.

Foreign exchange (gain) loss

We reported a foreign exchange gain of $3.0 million in 2009 (2008 – $0.2 million loss) mainly related to foreign exchange gains on deposits of Canadian dollars at our head office. The Canadian dollar strengthened 16% against the US dollar during 2009.

Gain on disposal of assets

We reported a $0.9 million net gain on the disposal of assets in 2009 (2008 – $70.8 million gain). The net gain in 2008 included a $72.5 million gain on the sale of Sao Bento and a $1.7 million loss on the disposal of mining equipment at TJS. The net gain in 2009 related to a $1.4 million gain on the disposal of our interest in the Macusani East Uranium project acquired in 2008 as a result of our acquisition of Frontier Pacific Mining Corporation, net of a $0.5 million loss on disposal of warehouse inventory at TJS.

Gain on marketable securities

In 2009 we reported a net gain on marketable securities of $1.7 million (2008 – $2.5 million). The majority of the net gain in 2009 related to the sale of the remaining AngloGold shares we received in the divestiture of the Sao Bento mine. The majority of the net gain in 2008 related to realized and unrealized gains on the AngloGold shares.

Interest and financing costs

Interest expense in 2009 was $0.8 million, compared to $2.9 million in 2008. The majority of the interest expense in 2009 related to interest on debt held by Sino Gold in December.

Unrealized gain on derivative contract

In 2007 we recorded a $3.0 million asset, reflecting the fair value of an energy contract related to Sao Bento, which we concluded was a derivative financial instrument. This resulted in the recognition of an unrealized gain in 2008 of $2.1 million. In 2008 we charged $3.0 million to loss on derivative contract as the life of the contract had expired prior to the sale of Sao Bento.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Income taxes

Income tax expense for 2009 was $41.9 million (2008 – $12.5 million). The effective tax rate increased to 29% in 2009 compared to 6.9% in 2008. The increase was due to changes in the Chinese tax rates applied retroactively to 2008. In 2009 the Chinese government revoked the 15% preferential tax rate approved by Qinghai Province in 2008 for TJS. The 25% national tax rate was applied retroactively to TJS for the 2008 tax filing, resulting in $5.6 million in additional current tax expense in 2009 related to 2008. The effective tax rate for 2008 was influenced by the $72.5 million tax free gain on the sale of Sao Bento, as well as a $10.3 million future income tax recovery in Greece related to the change in the tax rate from 25% to 20%.

Non-controlling interest

We reported a charge of $2.6 million in 2009 related to our joint venture partners’ 10% interest in TJS (2008 – $5.1 million). TJS income decreased in 2009 as a result of the decrease in sales caused by the production shortfalls during commissioning and start-up of the roaster.

8.

Summary of Quarterly Results

	($000s except per share amounts)
	Year ended December 31, 2009
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	145,185	82,604	80,538	52,402
Net income (loss)	33,289	30,154	25,900	13,061
Earnings (loss) per share - US$:
Basic	0.08	0.08	0.07	0.04
Diluted	0.08	0.08	0.07	0.04

	Year ended December 31, 2008
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	65,148	68,238	82,462	72,383
Net income (loss)	100,724	17,040	25,155	20,737
Earnings (loss) per share - US$:
Basic	0.27	0.05	0.07	0.06
Diluted	0.27	0.05	0.07	0.06

Revenues in the first quarter of 2009 were impacted by the commissioning of the roaster at TJS. The fourth quarter of 2009 includes $22.9 million in revenues and a $2.2 million loss from the operations of Sino Gold subsequent to its acquisition. The first quarter of 2008 was impacted by the temporary shutdown of Kişladağ resulting from the suspension of operations from August 18, 2007 to March 6, 2008. The fourth quarter of 2008 included a $72.5 million gain ($0.20 per share) on the sale of Sao Bento.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

9.    Outlook

Eldorado plans to produce 550,000 to 600,000 ounces in 2010 at a cash operating cost of approximately $385 to $400 per ounce, estimated as follows:

•

Kişladağ: 230,000 to 240,000 ounces of gold at a cash cost of $310 to $330 per ounce;

•

TJS: 95,000 to 105,000 ounces of gold at a cash cost of $420 to $435 per ounce;

•

Jinfeng: 170,000 to 190,000 ounces of gold at a cash cost of $450 to $480 per ounce; and

•

White Mountain: 55,000 to 65,000 ounces of gold at a cash cost of $430 to $460 per ounce.

Assumptions used to prepare the 2010 outlook include:

•

gold price = $1,000 per ounce;

•

exchange rates of Cdn$1.10 = US$1.00, Brazilian Real 1.80 = US$1.00, Turkish Lira 1.50 = US$1.00 and Chinese RMB 6.50 = US$1.00; and

•

oil price = US$65 per barrel (Kişladağ only).

Capital expenditures for 2010 are forecast at $280.0 million, and include:

•

$40.0 million for the Phase 1 expansion at Kişladağ;

•

$105.0 million at Efemçukuru to complete surface facilities and underground development;

•

$50.0 million to complete mine construction at Eastern Dragon.

Exploration expenditures in 2010 are expected to amount to $35.0 million, with efforts focused on general exploration in Turkey, China, the United States and Brazil. General and administrative expense is forecast at $45.8 million for the year. Depreciation and depletion expense is expected to be $106.3 million, and we anticipate an overall effective tax rate of 42%.

10.    Financial Instruments and Related Risks

Eldorado manages its exposure to financial risks – including liquidity risk, credit risk, currency risk, interest rate risk and price risk – through a risk management review process. On a quarterly basis, management prepares a risk assessment report outlining the Company’s operational and financial risks. The Company’s Board of Directors reviews this report with management to evaluate and assess the risks Eldorado is exposed to in various markets and the steps that the Company takes to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. Eldorado does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following section describes the types of risks that the Company is exposed to and its objectives and policies for managing these risk exposures.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Eldorado has a rigorous planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company believes that its anticipated cash flows from operations and its holdings of cash and cash equivalents are sufficient to meet its obligations in 2010 and beyond.

(12)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

At December 31, 2009, we held $265.4 million in cash and cash equivalents (December 31, 2008 – $61.9 million), $50.0 million in restricted collateral accounts (December 31, 2008 – $nil), which securitize debt of $46.9 million (December 31, 2008 – $nil), and total debt of $191.0 million (December 31, 2008 – $nil).

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk on financial assets, we have established policies to ensure counterparties demonstrate minimum acceptable creditworthiness and to ensure liquidity of available funds. The Company also monitors its concentration of credit risk.

Eldorado closely monitors its financial assets. We sell our products exclusively to large international financial institutions and other organizations with strong credit ratings, and payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible, and as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be minimal. We invest our cash and cash equivalents in major financial institutions and in government issuances in accordance with our short-term investment policy, and the credit risk associated with our investments is considered to be low.

As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company’s cash. As at December 31, 2009, approximately 43% of the Company’s cash and cash equivalents, including restricted cash, were with one financial institution.

Market risk

a.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that Eldorado incurs in its operations. Gold is sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Turkish lira, Brazilian real and Chinese renminbi. The appreciation of non-US-dollar currencies against the US dollar can increase the cost of gold production and capital expenditures in US dollar terms. We also hold cash and cash equivalents that are denominated in non-US-dollar currencies that are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. As a result of the acquisitions of Afcan Mining Corporation, Frontier Pacific Mining Corporation and Sino Gold Limited assets in 2005, 2008 and 2009 respectively, we recorded $392.5 million of future income tax liabilities on mining interests that are recorded in local currencies. The future income tax liabilities are monetary items that are revalued each period-end at current exchange rates, with the gain or loss recorded in net earnings in the period.

The Company is exposed to currency risk through the following financial assets and liabilities, value-added tax and other taxes recoverable, and future income tax assets and liabilities denominated in currencies other than US dollars at December 31, 2009:

(13)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

	($000s)
	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real

Cash and cash equivalents	51,379	6,299	237	2,019	393,885	809
Marketable securities	5,550	-	-	-	-
Accounts receivable and
other	1,197	169	475	13,889	92,855	575
Future income tax
receivable	-	-	-	-	-	-
Accounts payable and
accrued liabilities	(17,715)	(3,242)	(111)	(22,915)	(596,994)	(4,214)
Future income tax liabilities	-	-	(26,288)	(14,981)	(2,357,511)	-
Debt	-	-	-	-	(1,305,433)	-
Net balance	40,411	3,226	(25,687)	(21,988)	(3,773,198)	(2,830)

Equivalent in US dollars	38,448	2,893	(36,723)	(14,604)	(552,683)	(1,626)

During the year ended December 31, 2009, Eldorado recognized a gain of $3.0 million (2008 – $0.2 million loss) on foreign exchange. Based on the above net exposures at December 31, 2009, a 1% depreciation or appreciation of the above currencies against the US dollar would result in a $5.6 million increase or decrease in our pre-tax net earnings. Eldorado currently does not hedge to reduce risks associated with currency fluctuation.

b.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Eldorado’s debt is exposed to interest rate risk as it is subject to floating interest rates. As at December 31, 2009, the average interest rate of Eldorado’s debt was 5.45%. A 1% increase or decrease in the interest rate on debt held at December 31, 2009 would result in a $1.4 million increase or decrease in the Company’s after-tax net earnings.

The approximate average interest rate earned by the Company in 2009 on its cash and cash equivalents was 0.83% (2008 – 2.36%). A 1% increase or decrease in the interest earned from financial institutions on deposits and money market investments held at December 31, 2009 would result in a $2.4 million increase or decrease in the Company’s after-tax net earnings.

We have elected not to actively manage our exposure to interest rate risk at this time.

The status of our financing arrangements and obligations is as follows:

Tuprag revolving credit facility

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. As at December 31, 2009, the Company has repaid all the amounts drawn previously on the facility.

(14)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

At December 31, 2009, $65.0 million remained available under the Revolving Credit Facility.

QDML revolving credit facility

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to annual review and renewal. In November 2009, the Facility was renewed for a second year and the interest rate is fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China.

At December 31, 2009, $15.0 million remained available under the Facility.

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), an 82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 680 million ($99.6 million) construction loan facility (“the construction loan”) with China Construction Bank (“CCB’). The construction loan has a term of six years beginning from February 27, 2009 and is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount. The applicable interest rate as at December 31, 2009 is 5.643% (after the 5% discount). Principal repayments of this loan are required on a quarterly basis from 2011 to 2014, with the final payment due February 26, 2015.

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85 million ($12.5 million) working capital loan (“the working capital loan”) with CCB. The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at the prevailing lending rate stipulated by the People’s Bank of China for similar loans with a 5% discount. The applicable interest rate as at December 31, 2009 is 5.13% (after 5% discount).

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), a 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a project loan (“project loan”) with CCB. The project loan has two components:

•

a fixed asset loan of RMB 190 million ($27.8 million) due in September 2013 and

•

a working capital loan of RMB 40.9 million ($6.0 million) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan. The applicable interest rates as at December 31, 2009 are 5.76% and 5.31% respectively. Principal repayments of the fixed assets loan are required on an annual basis each September from 2010 to 2013.

(15)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Eastern Dragon standby letter of credit loan

In 2008, Heihe Rock Mining Industry Development Company Limited (“Eastern Dragon”), a 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 320 million ($46.9 million) Standby letter of credit loan (“LC loan”) with CCB. The interest rate on this loan as at December 31, 2009 is 5.4%. Subsequent to year-end, the LC loan was repaid and the restricted cash was released.

Eastern Dragon project-financing loan

In 2009, Eastern Dragon entered into a RMB 450 million ($65.9 million) project financing loan (“project financing loan”) with China Merchants Bank (“CMB”). The project financing loan has three components

•

a five-year term, RMB 320 million ($46.9 million) long-term loan (“the long-term loan”) to replace the LC loan with CCB;

•

a four-year term RMB 100 million ($14.6 million) fixed asset loan (“the fixed asset loan”) and

•

a one-year term RMB 30 million ($4.4 million) working capital loan (“the working capital loan”).

The project financing loan is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People’s Bank of China for similar loans, with a 10% discount. The applicable interest rates as at December 31, 2009 are 5.184% and 4.779% respectively. No amounts were drawn down under the project financing loan during the year ended December 31, 2009.

Eastern Dragon standby letter of credit (replacement) loan

In January 2010, Eastern Dragon entered into a RMB 320 million ($46.9 million) standby letter of credit loan with CMB. This loan has a one-year term and is subject to a floating interest rate adjusted quarterly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans, with a 10% discount. This loan is collateralized by way of a $52.2 million irrevocable letter of credit issued by Sino Gold to CMB. The amount drawn down on this loan was used to repay the LC loan with CCB. This loan will be prepaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on the project financing loan.

c.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Eldorado’s profitability depends on the price of gold, which is affected by numerous factors, such as the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. A 10% increase or decrease in the price of gold would result in approximately a $44.0 million increase or decrease in our after-tax net earnings based on the expectations and assumptions we used in our 2010 outlook.

At present, Eldorado does not hedge gold sales.

(16)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

The costs relating to Eldorado’s production, development and exploration activities vary depending on the market prices of certain mining consumables, including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in approximately a $1.2 million decrease or increase in our after-tax net earnings. We are evaluating a hedge against diesel fuel price fluctuations. Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries. The regulation of electricity reduces the risk of price fluctuations and we therefore do not contemplate entering into contracts to hedge against such risk.

Defined benefit plans

During the year ended December 31, 2008, the company implemented a defined benefit pension program with two components: a registered pension plan (“the Pension Plan”) and a non-registered supplementary pension plan (“the SERP”). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation. The Company is not required to pre-fund any benefit obligation under the SERP. Total cash payments for pension benefits for 2009, including cash contributed to the Pension Plan and the SERP, were $1.9 million. We expect to contribute $0.1 million to the Pension Plan and $0.1 million to the SERP in 2010 based on minimum funding requirements.

Capital resources

During the year ended December 31, 2009, Eldorado invested $106.6 million in capital expenditures and mine development. At Kişladağ, capital expenditures totalling $16.1 million including lead pad expansion, storm water pond construction and carbon train installation. Capital expenditures at Tanjianshan totalling $15.0 million related to completing and commissioning the sulphide ore processing construction project. At Efemçukuru, development expenditures totalled $40.1 million, while at Vila Nova we spent $7.3 million completing the construction of the mine facilities. We also spent $8.2 million on Tocantinzhinho deferred exploration activities and $3.1 million on mineral licenses in Turkey. In December, Sino Gold spent $13.2 million on capital projects at Jinfeng, White Mountain and Eastern Dragon. The remaining $3.6 million of expenditures related to Perama Hill and the acquisition of fixed assets in Vancouver, Canada and Ankara, Turkey.

During Q1 2009 we received $46.7 million on the sale of AngloGold shares received from the divestiture of Sao Bento, including $16.2 million in shares sold at the end of 2008 but collected in Q1 2009.

In 2009, we received net proceeds of $25.2 million in consideration for issuing 5,203,013 common shares related to the exercise of stock options.

At December 31, 2009, we had cash and cash equivalents of $315.4 million (including $50.0 million in restricted cash) and working capital of $272.5 million, compared with $61.9 million of cash and cash equivalents and working capital of $194.8 million at the beginning of the year. In the opinion of management, the working capital at December 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2010, with a focus on bringing Efemçukuru and Eastern Dragon to commercial production by Q1 2011, are forecasted to be $330.7 million.

Looking beyond 2009, Eldorado’s cash flows from operations are expected to significantly increase with commercial production at Efemçukuru and Eastern Dragon and are expected to be sufficient to support our currently planned expansions and growth.

(17)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Acquisitions of additional mineral resource properties may require additional capital. Our ability to pursue growth through acquisitions will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing, or other means. There is no assurance that we will be successful in obtaining the required financing.

Contractual obligations and guarantees

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments at December 31, 2009:

	($000s)
	2010	2011	2012	2013	2014 and later	Total

Debt	56,499	29,956	42,643	25,591	38,086	192,775
Capital leases	65	36	23	-	-	124
Operating leases	3,281	2,815	2,157	2,020	543	10,816
Purchase obligations	90,236	14,094	12,504	-	-	116,834

Totals	150,081	46,901	57,327	27,611	38,629	320,549

Purchase obligations from 2011 forward relate mainly to Kişladağ and include the estimated commitments under an unhedged diesel fuel purchase contract. Interest on debt is not included in the table above.

11.

Off-Balance Sheet Arrangements

None.

12.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

(18)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

We record the cost of mining ore stacked on our leach pads and in process at our mines as work-in-process inventory, which we value at the lower of cost and estimated net realizable value. These costs are charged to earnings and are included in cost of sales on the basis of ounces of gold recovered. The assumptions used to value work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove inaccurate, we could be required to write down the recorded value of our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2009, the average cost of inventory was significantly below its net realizable value.

Reserves and resources

Mineral reserves and resources are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, except for Jinfeng, White Mountain, Eastern Dragon and Beyinhar whose reserves and resources are based on the 2009 JORC-compliant Sino Gold estimates which are as of December 31, 2008. No re-estimates have yet been made by Eldorado, nor have the existing estimates been depleted to 2009 production. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission (“SEC”)) applies different standards to classify mineralization as a reserve.

We advise our investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Mining interests

A significant portion of Eldorado’s mining properties, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mining properties, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if we revise our mining plan for a location due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

In addition, generally accepted accounting principles require us to consider at the end of each period whether there has been an impairment of our capitalized mining properties, plant and equipment. For producing properties, this assessment is based on expected future net cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mining properties, plant and equipment, which would reduce the Company’s earnings and net assets. A review of Eldorado’s mining properties, plant and equipment at December 31, 2009 indicated that their estimated undiscounted net cash flows are in excess of their carrying values. In our review, we used an average projected gold price of $1,000 per ounce for the period 2010 and $900 per ounce from 2011 onwards.

(19)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Goodwill and impairment testing

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill.

On an annual basis, the Company evaluates the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying the fair value estimates are subject to significant risks and uncertainties. Goodwill totalling $324.9 million related to Sino Gold ($322.7 million) and TJS ($2.2 million) was reflected on the consolidated balance sheet at December 31, 2009. A review of Sino Gold and TJS’s fair value indicated that there was no impairment of goodwill at December 31, 2009. We used a discount rate of 9% to calculate the net present value of cash flows from TJS to estimate its implied fair value. We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from Sino Gold mines in order to estimate their fair values.

Operating costs

We report our cash operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors. Key assumptions used in this model are share price, volatility and expected life of options.

Asset retirement obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date, the credit-adjusted risk-free rate, the inflation rate and the timing of reclamation costs.

Income taxes

Income taxes are recorded using income tax rates expected to apply in the years in which the temporary differences are estimated to be recovered or settled. In circumstances where the applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates could occur that would materially affect the amount of income tax liabilities recorded at the balance sheet date.

Financial instruments

Investments classified as held for trading or available for sale, and derivative financial instruments, are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market when available, or by using a valuation technique that uses inputs observed from the market.

(20)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Pension plans

To measure the obligations and expenses of pension plans, we are required to set various actuarial assumptions, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits. The following table outlines the key assumption of our pension plans:

	December 31, 2009		December 31, 2008
	Pension Plan	SERP	Pension Plan	SERP

Expected long term-rate of return on plan assets	6.50%	6.50%	6.50%	6.50%
Discount rate beginning of year	7.50%	7.50%	5.25%	5.25%
Discount rate end of year	6.00%	6.00%	7.50%	7.50%
Rate of salary escalation	4.50%	4.50%	4.50%	4.50%
Average remaining service period of active employees expected to receive benefits	5 years	5 years	5 years	5 years

13.

Recently Issued Canadian Accounting Pronouncements

Goodwill and Intangible Assets (Section 3064)

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective beginning January 1, 2009 and applies retrospectively. The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company has not yet adopted this standard.

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet adopted these standards.

(21)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 20, 2009. The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract is effective for financial statements issued after March 27, 2009. The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Financial Instruments – Recognition and Measurement (Section 3855) and Impaired Loans (Section 3025)

In July 2009, the Accounting Standards Board (“AcSB”) amended Section 3855, Financial Instruments – Recognition and Measurement, and Section 3025, Impaired Loans, to converge with International Financial Reporting Standards (“IFRS”) for impairment of debt instruments by enabling debt securities to be included in the loans and receivables category. The main features of the amendments are: i) to eliminate the distinction between debt securities and other debt instruments and adopt the definition of loans and receivables from IAS 39, Financial Instruments – Recognition and Measurement, ii) to permit reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category and specifying the circumstances in which such transfers can be made and the accounting for those transfers, iii) to reclassify to net income, foreign exchange gains and losses associated with assets transferred out of the available-for-sale category that were previously recognized in other comprehensive income, immediately upon transfer, iv) to change the impairment model for held-to-maturity investments to the incurred credit loss model in accordance with Section 3025, and v) to require the reversal of an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.

The new changes are effective for annual financial statements for fiscal years beginning on or after November 1, 2008. The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Financial Instruments – Disclosures (Section 3862)

In June 2009, AcSB amended CICA Section 3862, “Financial Instruments – Disclosures”, to enhance disclosure requirements for the fair value measurement of financial instruments and liquidity risks. The amendments require additional disclosure for fair value measurements, including the fair value hierarchy into which the fair value measurements are categorized in their entirety. Disclosures must be made for any significant transfers between the level of the fair value hierarchy and the reasons for those transfers. The standard now requires the reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques and separately disclosing changes during the period. It also requires disclosures of the risk related to financial liabilities that are settled by delivering cash or other financial assets and a maturity analysis disclosure for derivative financial liabilities based on how an entity manages liquidity risk. The amendments to Section 3862 apply for interim and annual financial statements relating to fiscal years beginning on or after September 30, 2009. The Company adopted this amended standard in 2009 and the required disclosures are included in Note 22 of our consolidated financial statements.

(22)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Accounting Changes (Section 1506)

In June 2009, the CICA issued an amendment to Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments are effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of IFRS is not expected to qualify as an accounting change under Section 1506. The amendment to this standard did not have a material impact on Eldorado’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

Canadian GAAP for publicly listed companies will be replaced with IFRS effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

We have started the transition process from current Canadian GAAP to IFRS. We have established a project team which is led by finance management and have designated the appropriate resources to the project to develop an effective plan. We will continue to assess resource and training requirements as the project progresses. The team makes regular progress reports to the Audit Committee of the Board of Directors on the status of the IFRS implementation project has been instituted.

We have identified the following four phases to our conversion:

Phase 1 – Scoping and Planning

The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges.

Phase 2 – Detailed Assessment

The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

Phase 3 - Implementation

The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Phase 4 – Post-Implementation

The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

We completed the scoping and planning phase in 2008, and we started the detailed assessment phase in 2009. As part of this phase, Eldorado evaluated and assessed IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Eldorado expects to apply the following IFRS 1 optional exemptions, which may have a significant impact on Eldorado’s results:

•

to apply the requirements of IFRS 3, “Business Combinations”, prospectively from January 1, 2010 (the "Transition Date");

•

to apply the requirements of IFRS 2, “Share-Based Payments”, only to share-based payments granted after November 7, 2002 that had not vested as of the Transition Date;

•

to apply the borrowing cost exemption and apply IAS 23, “Borrowing Costs”, prospectively from the Transition Date;

•

to elect to recognize all cumulative actuarial gains and losses for all defined benefit plans that exist at the Transition Date in opening retained earnings; and

•

to elect to apply IFRIC 1,” Changes in Existing Decommissioning, Restoration and Similar Liabilities”, for changes in such liabilities prospectively from the Transition Date.

We have also made substantial progress on the technical analysis in each of the key areas highlighted below during the initial assessment completed in Phase 1. As a result, a number of IFRS accounting policies have been developed, subject to future changes or revisions that may be needed as a result of updates to the IFRS standards. These IFRS accounting policies were presented and discussed with management and the Audit Committee of the Board of Directors for their review.

The following areas have been identified where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. The International Accounting Standards Board (“IASB”) has significant ongoing projects that are expected to result in the issuance of new and/or revised accounting standards and, as a result, the final impact of IFRS on Eldorado’s consolidated financial statements will only be measured once all applicable standards at the conversion date are known. The differences described below are those based on existing Canadian GAAP and IFRS at December 31, 2009. At this stage, Eldorado is not able to reliably quantify the expected impact on our consolidated financial statements for these differences.

a)

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first, comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and if so, measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also has the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

b)

Provision for reclamation and rehabilitation

The key areas of difference between IFRS and Canadian GAAP include the discount rate used, the re-measurement requirements and the constructive obligation concept. Under IFRS, a liability must be recognized at the time when the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities, while under Canadian GAAP, a liability is only recognized when the entity is legally bound. Discount rates used should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity’s credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation. The use of the current discount rate for all changes in estimates combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion is required to be presented as an interest expense and included in ‘Interest and financing costs’ on the statement of earnings under IFRS, whereas under Canadian GAAP there is no prescribed presentation for asset retirement obligation accretion.

c)

Business combinations

Certain differences have been identified between IFRS and Canadian GAAP in accounting for business combinations. Canadian GAAP requires share-based consideration to be valued based on the announcement date share price whereas under IFRS, share-based consideration is required to be valued based on its fair value at the acquisition date. Under IFRS, restructuring costs and other transactions costs are expensed on acquisition whereas under Canadian GAAP they are included in the purchase consideration. Under Canadian GAAP, after a business combination a non-controlling interest is reflected at the historical carrying value of the assets and liabilities of the acquired entity. In contrast under IFRS, after a business combination, a non-controlling interest is recorded based on its share of the fair value of the assets and liabilities of the acquired entity.

d)

Income taxes

Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets. Future tax liabilities for temporary tax differences on asset acquisitions are not recognized.

e)

Property, plant and equipment

Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Internal Controls over Financial Reporting

Given the requirement for management to perform an annual assessment of the effectiveness of Eldorado’s internal control over financial reporting, all entity level, information technology, disclosure and business process controls will need to be reviewed and updated as appropriate to reflect the necessary changes arising from the IFRS transition. Where material changes are identified, these changes will need to be mapped and tested to ensure that no material deficiencies exist as a result of the transition to IFRS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

14.

Other Risks and Uncertainties

Exploration and development

The costs and results of our exploration and development programs affect our profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through recognizance exploration and acquiring, exploring and developing our existing operations. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Operations

The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects through high operational standards, an emphasis on hiring and training appropriately skilled personnel, and operational improvements. We also maintain adequate insurance to cover normal business risk.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the litigation in Turkey as described under Item 6 – Legal of this MD&A and under the heading "Development Projects – Turkey Projects" in the Company’s Annual Information Form and the litigation risks discussed therein, we are also involved in various legal proceedings. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on our future cash flow, results of operations or financial condition.

Political risk

Eldorado conducts operations in a number of countries outside of North America, namely Turkey, China, Brazil and Greece. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian generally accepted accounting principles (GAAP), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Cash operating cost
($000s, except cash operating cost per ounce)	2009	2008

Gold ounces sold	360,227	316,918

Operating costs	$132,464	$92,004
Royalty expense and production taxes	(10,025)	(10,117)
Effects of inventory adjustments	(2,342)	625
Fair value of stock option grants	(1,830)	(1,526)
Sino Gold inventory fair value adjustment	(6,957)	-
Expense of certain development costs	-	-

Cash operating cost	$111,310	$80,986

Cash operating cost per ounce	$ 309	$ 257

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations. Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

Cash flow from operations before changes in non-cash working capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items, including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or future prospects. The Company believes that the conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

16.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado’s share capital structure as at March 17, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		538,142,401
Share purchase options	12.78	12,891,901

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

18.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

For accounting purposes, we acquired control of Sino Gold on December 4, 2009. As permitted by applicable rules of certification, we excluded, solely to the extent it overlaps with internal control, Sino Gold’s operations from our annual assessment of disclosure controls and procedures for the year ended December 31, 2009

Management’s report on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management including those of the CEO and CFO has concluded that as at December 31, 2009, the Company's internal control over financial reporting was effective to provide a reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements.

For accounting purposes, we acquired control of Sino Gold on December 4, 2009. As permitted by the Sarbanes-Oxley Act and applicable rules related to business acquisitions, we excluded Sino Gold’s operations from our annual assessment of internal controls over financial reporting for the year ended December 31, 2009. We are in the process of integrating the Sino Gold operations and will be expanding our internal control over financial reporting compliance program to include Sino Gold over the next year. The Sino Gold operations represent $1,733.0 million of net assets, $23.0 million of consolidated revenues and $2.2 million of net loss as at and for the year ended December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and have expressed their opinion in their report included with the Company’s annual consolidated financial statements in Form 40-F.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2009 and 2008

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

19.  Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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